SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 8, 2003

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company
MERANT plc


2) Name of shareholder having a major interest
MERANT Trustees Limited

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

3.a)    Merant 1994 Employee Benefit Trust
3.b)    Merant 2003 Employee Benefit Trust

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Same as above


5) Number of shares/amount of stock acquired

800,000

6) Percentage of issued class

0.77%

7) Number of shares/amount of stock disposed

8) Percentage of issued class

9) Class of security

2p Ordinary

10) Month of transactions
April 2003

11) Date company informed

April 2003

12) Total holding following this notification

12.a)    Merant 1994 Employee Benefit Trust  -  4,768,087
12.b)    Merant 2003 Employee Benefit Trust  -  1,550,000
                                                ---------
                                Total           6,318,087
13) Total percentage holding of issued class following this notification

6.08%
14) Any additional information



15) Name of contact and telephone number for queries

Tejaswini Salvi
01727 813230

16) Name and signature of authorised company official responsible for making this notification
Tejaswini Salvi

Date of notification
7th May 2003
SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  May 8, 2003              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel